Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

May 27, 2016

Era Anagnosti

Legal Branch Chief

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Registration Statement of Form S-1
Filed April 22, 2016
File No. 333-210855

Dear Mr. Anagnosti:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kibush Capital Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-210855, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 22, 2016.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company also advises the Commission pursuant to paragraph (c) of Rule 477 that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please email a copy of the Order to the undersigned with a copy to the Company’s legal counsel, Jonathan M. McGee, at the e-mail addresses you have on file.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Kibush Capital Corp.

File No. 000-55256

May 27, 2016

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (61) 398464288 or Jonathan M. McGee of McGee Law Firm, LLC at (480) 729-6208.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO